[Skadden, Arps, Slate, Meagher & Flom LLP]

November 8, 2006

Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NYMEX Holdings, Inc. Registration Statement
on Form S-1 (File No. 333-138126)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, NYMEX Holdings, Inc., a Delaware Corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-138126) (the “Registration Statement”), relating to the registration of 6,484,800 shares of the Company’s common stock, so that the Registration Statement may be declared effective at 5:00 p.m. on Wednesday, November 8, 2006, or as early as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call the undersigned of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3259 or Joshua Ratner at (212) 735-2318 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Michael Zeidel

Michael Zeidel

Enclosures

cc:	Christopher Bowen
Richard Kerschner